SEC MAIL PROCESSING SECTION
RECEIVED
APR 19 2010
WASH, D.C.
193

10029946

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

/A

SEC FILE NUMBER
8- 28361

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KENSINGTON CAPITAL CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4910 13TH AVENUE
(No. and Street)

BROOKLYN (City) NY (State) 11219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JACOB EILENBERG 718-436-2111 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RISCHALL, NEIL D.
(Name – *if individual, state last, first, middle name*)

2294 NOSTRAND AVE SUITE 1003, (Address) BROOKLYN (City) NY (State) 11210 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MK

OATH OR AFFIRMATION

I, JACOB EILENBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KENSINGTON CAPITAL CORP, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

FIN OR + PRIN

Title

Notary Public

CHAYA EISENBACH
Notary Public, State of New York
No. 01EI 4616303 Qual. in Kings County
Commission Expires July 31, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KENSINGTON CAPITAL CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2009

Neil D. Rischall CPA
Certified Public Accountant
2294 Nostrand Avenue Suite 1003
Brooklyn, New York 11210
Phone (718) 692-0510 Fax (718) 732-4504
Email : CPA@post.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
KENSINGTON CAPITAL CORP.
Brooklyn, New York

I have audited the accompanying statement of financial condition of KENSINGTON CAPITAL CORP., a New York corporation as of December 31, 2009 and the related statements of income, retained earnings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KENSINGTON CAPITAL CORP., as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

NEIL D. RISCHALL,
Certified Public Accountant

Brooklyn, NY
February 22, 2010

KENSINGTON CAPITAL CORP.
Statement of Financial Condition
December 31, 2009

ASSETS

Cash	$	51,404
Due from Broker		179,156
Money Market Account		114,293
Prepaid expenses & Other Receivables		27,136
Securities - Long		62,405
Furniture, Fixtures and Equipment, at cost, less accumulated depreciation of $ 44,106		1,249
TOTAL ASSETS	$	435,643

LIABILITIES AND STOCKHOLDERS EQUITY

Accrued expenses and Payroll Taxes	$	74,302
Accrued Salaries		24,000
Total Liabilities		98,302
Stockholders' Equity		
Common Stock - no par value; authorized, issued and outstanding, 200 shares		40,000
Additional Paid-in Capital		271,738
Retained Earnings		25,603
Total Stockholder's Equity		337,341
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$	435,643

KENSINGTON CAPITAL CORP.
Statements of Income (Loss)
For the Year Ended December 31, 2009

INCOME	
Commission Revenue	$ 950,049
Gain on Securities Trading (Note 9)	9,105
Interest and Dividend Income	15,860
Total Income	975,014
OPERATING EXPENSES	
Salaries - Officers	266,200
Salaries - Other	160,120
Fees	91,005
Advertising and Promotions	90,820
Insurance	81,660
Auto Expense	38,780
Donations	38,242
Payroll Tax & Preparation	34,771
Rent	28,178
Dues & Subscriptions	22,639
Legal & Professional Fees	21,500
Utilities	20,238
Office	18,054
Travel	4,851
Supplies	2,558
Equipment	1,966
Gift	1,817
Postage & Delivery	1,715
Depreciation	1,533
Interest and Bank Charges	1,510
Repairs & Maintenance	48
Total Operating Expenses	928,205
Operating Income	46,809
Provision for Income Taxes	(194)
Net Income	$ 46,615

See Accountants' Report and Notes to Financial Statements

KENSINGTON CAPITAL CORP.
Statements of Changes in Stockholders Equity
For the Year Ended December 31, 2009

		Common Stock	Additional Paid in Capital	Retained Earnings	Total
Beginning of Year	$	40,000	271,738	(21,012)	290,726
Net Income				46,615	46,615
End of Year	$	40,000	271,738	25,603	337,341

See Accountants' Report and Notes to Financial Statements

KENSINGTON CAPITAL CORP.

Statements of Changes in Financial Condition

For the Year Ended December 31, 2009

Cash flows from operating activities	
Net Income	$ 46,615
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	1,533
Securities	(11,880)
Due to/from Broker	(37,034)
Prepaid Expenses	-
Accrued Expenses & Payroll Taxes	(16,942)
Accrued Salaries	(16,838)
Total adjustments	(34,546)
Cash flows from financing activities	
Money Market	(22,305)
Net cash used by financing activities	(22,305)
Net decrease in cash and equivalents	(56,851)
Cash and equivalents, beginning	108,255
Cash and equivalents, beginning	$ 51,404

See Accountants' Report and Notes to Financial Statements

KENSINGTON CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business
KENSINGTON CAPITAL CORP. (the Company) was organized and commenced operations in June 1982. The Company is a non-clearing broker-dealer and is exempt from provisions of Rule 15c3-3 because all customers' accounts are carried by a clearing broker, on a fully disclosed basis. For financial statement and income tax purposes the Company records income and expenses using the accrual basis of accounting.

Cash and Cash Equivalents:
The Company considers all highly liquid investments with maturities of three months or less at the time of the purchase to be cash equivalents.

Property, Plant and Equipment
Property, plant and equipment are stated at cost. Depreciation is computed on the straight-line method (half-year convention) or modified accelerated cost recovery method over the estimated useful lives. The estimated useful lives of property and equipment are from 3 to 5 years. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation:
Depreciation is computed for both financial reporting purposes and federal income tax purposes using the straight-line method or modified accelerated cost recovery method. The effect of this departure from a generally accepted depreciation method has been determined to have no material effect on the financial statements.

Advertising
Advertising costs are expensed as incurred. Advertising expense was $ 90,820 for the year ended December 31, 2009.

Provision for Bad Debts
The Company uses the direct write off method for reporting its bad debts.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and trade accounts receivable. The Company places its cash and temporary cash investments with high credit quality institutions. Such investments at times may exceed the federal depository insurance limits.

NOTE 2- DUE FROM BROKER

The Company's securities transactions are cleared through Southwest Securities, and all the Company's trading accounts and customer's accounts are carried by Southwest Securities. Southwest Securities remits to the Company all profit on the Company's trading accounts and all commissions due net of clearance charges, trading errors and miscellaneous related charges, at the end of the month.

NOTE 3 - SECURITIES

Securities consist of marketable equity securities at quoted market values.

NOTE 4 - SECURITIES SOLD - NOT YET PURCHASED

Securities Sold-Not Yet Purchased consist of marketable equity securities at quoted market values.

NOTE 5 - FIXED ASSETS

Property, plant and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

At December 31, 2009, property, plant and equipment are summarized by major classifications as follows:

	Cost	Depreciation	Value
Furniture & Fixtures	$ 23,980	$ 23,980	$ -0-
Computer Equipment	18,555	17,066	1,249
Automobile	2,500	2,500	-0-
Total	$ 45,355	$ 42,553	$ 1,249

Depreciation expense for the year ended December 31, 2009 was $1,533.

See Accountants' Report.

KENSINGTON CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 6 - PROFIT ON TRADING

This amount includes unrealized gains (losses) on securities, as follows:

Securities	$ 46,568
Securities Sold Not Yet Purchased (Short Sales)	0

NOTE 7 - INCOME TAXES

The Company has elected, by unanimous consent of its shareholders to be taxed under the provisions of sub-Chapter S of the Internal Revenue Code. Accordingly, no provisions or liability for Federal income taxes is reflected in the accompanying statements. Instead, the shareholders are liable for individual income taxes on their respective share of the Company's taxable income.

Provision for income taxes consists of the following:

New York State Corporation Tax	$ 100
New York City Corporation Tax	94
Total	$ 194

NOTE 8 - INTERNAL CONTROL

No material inadequacies were found to exist.

See Accountants' Report.

KENSINGTON CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 9 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The following data has been excerpted from the Company's Focus Report for the year ended:

Current Assets	$435,643
Less Total Liabilities	$ 98,032
Net Capital Before Charges	$337,341
Charges Against Net Capital	$ 44,157
Net Capital	$293,184
Required Net Capital	$100,000
Excess Net Capital	$193,184
Ratio of Aggregate Indebtedness to Net Capital	.33.53

The Company is also subject to the Regulation 1.17 under the Commodity Futures Trading Commission (CFTC) which requires that the Company maintain a minimum net capital, as defined, in the amount of $100,000.

At December 31, 2008, the Company's net capital was $193,184 in excess of the CFTC's minimum requirement.

NOTE 10 - DISTRIBUTIONS TO SHAREHOLDERS

In accordance with the loan agreements and shareholders' employment agreement, the shareholders are entitled to receive corporation distributions or shareholder/officer bonuses equal to the additional individual income taxes incurred for their proportionate share of the Company's taxable income.

During the twelve (12) months ended December 31, 2009 the Company made no distributions to its' shareholders from retained earnings.

See Accountants' Report.

KENSINGTON CAPITAL CORP.

KENSINGTON CAPITAL CORP.

RECONCILIATION BETWEEN UNAUDITED AND AUDITED FOCUS REPORTS

DECEMBER 31, 2009

There were no material differences between audited and unaudited focus reports.

Neil D. Rischall CPA
Certified Public Accountant
2294 Nostrand Avenue Suite 1003
Brooklyn, New York 11210
Phone (718) 692-0510 Fax (718) 732-4504
Email : CPA@post.com

February 22, 2009

To the Stockholders
KENSINGTON CAPITAL CORP.
Brooklyn, New York

I have examined the accompanying financial statements of KENSINGTON CAPITAL CORP. for the year ended December 31, 2009, and have issued my report thereon dated February 22, 2009. As part of my examination, I made a study and evaluation of the Companies system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

I also made a study of the practices and procedures followed by the Company under Rule 1 7a-5(g)(1) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governor of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 1 7a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Neil D. Rischall CPA
Certified Public Accountant
2294 Nostrand Ave Suite 1003
Brooklyn, New York 11210
Phone (718) 692-0510 Fax (718) 732-4504
Email CPA@post.com

To the Stockholders
KENSINGTON CAPITAL CORP.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may, nevertheless, occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of KENSINGTON CAPITAL CORP. taken as a whole. However, my study and evaluation disclosed no condition that we believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and regulation 1.16 under the Commodity Exchange Act and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the New York Stock Exchange and should not be used for any other purpose.

NEIL D. RISCHALL,
Certified Public Accountant

Brooklyn, NY
February 22, 2009

Neil D. Rischall CPA
Certified Public Accountant
2294 Nostrand Avenue Suite 1003
Brooklyn, New York 11210
Phone (718) 692-0510 Fax (718) 732-4504
Email : CPA@post.com

February 22, 2010

To the Stockholders
Kensington Capital Corp.
4910 13 Avenue
Brooklyn, N.Y. 11219

Gentlemen:

I have examined the accompanying Financial Statements (Focus Report) (Form X-17A-5) of Kensington Capital Corp. as of December 31, 2009.

In connection therewith, I have reviewed the system of internal control, including the procedure for safe-guarding securities. Our examination was made in accordance with generally accepted auditing standards and, accordingly, included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances, and I have observed the audit requirements prescribed by the Securities and Exchange Commission with respect to such examination.

In my opinion, the accompanying Financial Statements (focus report) (Form X-17A-5) present fairly the financial position of Kensington Capital Corp. as of December 31, 2008 in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year, and in the form required by the Securities and Exchange Commission.

NEIL D. RISCHALL,
Certified Public Accountant

Brooklyn, NY
February 22, 2010

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER KENSINGTON CAPITAL CORP as of 12/31/09

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 337,341	3480
2. Deduct ownership equity not allowable for Net Capital			19 ( )	3490
3. Total ownership equity qualified for Net Capital				3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $ 28,385	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
D. Other deductions and/or charges	4,125	3610	(32,510)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			20 $ 304,831	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities	18	3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	11,647	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(11,647)	3740
10. Net Capital			$ 293,184	3750

30

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER KENSINGTON CAPITAL CORP as of 12/31/09

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	6,553	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	193,194	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) ▼22	$	283,354	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	98,302	3790
17. Add:						
A. Drafts for immediate credit ▼21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	98,302	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	33.53	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) ▼23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Neil D. Rischall CPA
Certified Public Accountant
2294 Nostrand Ave Suite 1003
Brooklyn, New York 11210
Phone (718) 692-0510 Fax (718) 732-4504
Email : CPA@post.com

To the Board of Directors of Kesington Capital Corp.
4910 13th Avenue
Brooklyn, NY 112109

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Kesington Capital Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and [other designated examining authority or *specified parties of report*], solely to assist you and the other specified parties in evaluating Kesington Capital Corp.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Standard Stockbrokerage Co. Inc.'s management is responsible for the Standard Stockbrokerage Co. Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Neil D. Rischall CPA
Brooklyn, NY

April 8, 2010

SIPC-7T
(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(27-REV 3/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

KENSINGTON CAPITAL CORP
4910 13TH AVE
BROOKLYN, NY 11219

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 2,375.12

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) ( )

Date Paid

C. Assessment balance due 2,375.12

D. Interest computed on late payment (see instruction E) for 47 days at 20% per annum 61.17

E. Total assessment balance and interest due (or overpayment carried forward) $ 2,436.29

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 2,436.29

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KENSINGTON CAPITAL CORP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

[illegible]
(Title)

Dated the 9 day of Apr, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending December 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 975,014
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	9,105
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 15,860	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	15,860
Total deductions	24,965
2d. SIPC Net Operating Revenues	$ 950,049
2e. General Assessment @ .0025	$ 2,375.12
	(to page 1 but not less than $150 minimum)